Exhibit 99.9

[On Roscoe Postle Associates Inc. Letterhead]

CONSENT OF ROSCOE POSTLE AND ASSOCIATES

The undersigned consents to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to the use of the reports entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada” dated August 25, 2011 (the “Technical Report”) and the information derived from the Technical Report, included in the Annual Information Form of the Company dated as of November 22, 2011 (the “AIF”) and the Company’s Management Discussion and Analysis of financial statements for the year ended August 31, 2011 (the “MD&A”).

The undersigned also consents to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to our name, the use of the Technical Report and the information derived from the Technical Report in the AIF and the MD&A, which are included in the annual report on Form 40-F.

Dated:  November 29, 2011

Roscoe Postle Associates Inc.

/s/ Deborah A. McCombe

By: Deborah A. McCombe, P.Geo.
Title: Executive Vice-President